Aventura Holdings, Inc.

5555 Anglers Avenue, Suite 9

Ft Lauderdale, Florida 33312

305.937.2000

December 1, 2008

United States Securities and Exchange Commission

Washington, DC 20549

RE: Registration Statement on Form S-1

                File Number 333-155097

Ms. Murphy and Mr. Harrington:

We are responding to your letter of November 25, 2008, relating to the Form S-1 for Aventura Holdings, Inc.

Comment 1: It does not appear that you are eligible to incorporate by reference pursuant to General Instruction VII.D to Form S-1 because you are offering penny stock as defined in Rule 3a51-1 under the Exchange Act. Please revise to include in your registration statement all information required by Form S-1.

Response: We determined that because the Company is offering penny stock as defined in Rule 3a51-1 under the Exchange Act, it is not proper to incorporate by reference. Accordingly, we inserted all documents previously incorporated by reference as exhibits to form S-1. We point your attention to amendments to Items 11(e), 12 and 16 to Form S-1. We also eliminated verbiage referring to incorporating by reference as appropriate in the S-1 document.

Comment 2: We note that the shares will be offered at an “anticipated” offering price of $0.0005 per share. Please disclose the exact offering price. Alternatively, please confirm your understanding that all the shares are to be offered at a fixed price and that you will comply with the requirements with Rule 430A in the form of prospectus as part of the registration statement declared effective does not disclose the final offering price. If this is the case, please include in your registration statement the undertaking required by Regulation S-K Item 512(i).

Response: We determined it proper to disclose the Company’s exact offering price at $0.0005 and amended the prospectus cover page as follows: “We are offering up to 359,885,938 shares of our common stock at a fixed price of $0.0005 which is to be distributed by utilizing the best-efforts of Craig A. Waltzer, our chief executive officer. The selling shareholder is offering up to 488,785,714 shares of common stock at the prevailing market price as quoted on the Over-The-Counter Electronic Bulletin Board or as privately negotiated by the selling shareholder. The Company and the selling shareholder have agreed that the selling shareholder will not commence sale of their shares until receipt of notice from the Company that it has sold all of the shares offered by it pursuant to the prospectus. The Registrant will receive $179,943 and the selling shareholder will receive $244,393 assuming the sale of all common shares registered at $0.0005 per share. The Registrant will not receive any proceeds from the sale of shares by the selling shareholder. All shares will be offered for cash only. This paragraph is subject to revision in accordance with the obligations and undertakings set forth herein.”

Comment 3: Separately identify the proceeds that the Company will receive and that the selling stockholder will receive. Also clarify that this assumes sale of all shares registered. Refer to Regulation S-K Item 501(b)(3).

Response: We determined it proper to identify and clarify the proceeds that the Company will receive, the selling shareholder will receive and indicated that this assumes sale of all shares registered. The prospectus cover page was amended as described in response to SEC Comment 2 (above), we inserted a heading in the offering proceeds table that now reads: “Offering Proceeds Assuming the Sale of All Common Shares Registered” and we revised the offering proceeds table to be more descriptive.

Comment 4: We note that the offering will be conducted on a best-efforts basis utilizing the efforts of your CEO. Please disclose how you will determine whether subscriptions are satisfied with shares issued by the Company or shares sold by the selling stockholder. For example, disclose whether either group of shares will have priority, whether shares will be delivered on a pro rata basis, or otherwise.

Response: The Company and the selling shareholder have agreed that the selling shareholder will not commence sale of their shares until receipt of notice from the Company that it has sold all of the shares offered by it pursuant to the prospectus. Accordingly, to draw a distinction between the Registrant and selling shareholder we inserted the following verbiage in Item 8 (paragraphs 5 and 17 respectively):

“The Registrant is offering up to 359,885,938 common shares at a fixed price of $0.0005 and distributed on a best-efforts basis utilizing the efforts of Craig A. Waltzer, our chief executive officer.”

“The selling shareholder is offering up to 488,785,714 shares of common stock at the prevailing market price as quoted on the Over-The-Counter Electronic Bulletin Board or as privately negotiated by the selling shareholder. The Company and the selling shareholder have agreed that the selling shareholder will not commence sale of their shares until receipt of notice from the Company that it has sold all of the shares offered by it pursuant to the prospectus.”

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your courtesy and cooperation regarding the foregoing.

Sincerely,

/s/ Craig A. Waltzer
President, Director and Chief Executive Officer